UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 13, 2010: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2010.

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2010

Maroussi, Athens, Greece – May 13, 2010 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2010.

First Quarter 2010 Highlights:

•

Net loss of $3.0 million or $0.10 loss per share basic and diluted on total net revenues of $13.8 million.  Excluding the effect of unrealized gain and realized losses on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired, the earnings for the period would have been $0.4 million, or $0.01 per share.

•

Adjusted EBITDA was $5.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net loss.

•

An average of 15 vessels were owned and operated during the first quarter of 2010 earning an average time charter equivalent rate of $12,404 per day.

•

Declared a quarterly dividend of $0.05 per share for the first quarter of 2010 payable on June 18, 2010 to shareholders of record on June 11, 2010. This is the nineteenth consecutive quarterly dividend declared.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We concluded the first quarter of 2010 completing a joint venture with two private equity firms to jointly pursue investment opportunities in shipping.  This relationship will complement our efforts and ability to identify and execute accretive transactions.

We expect to face a volatile market environment over the next one to two years especially in the drybulk market where a persistently high orderbook (even after adjusting for cancellations and slippage) is put against strong trade growth mainly coming from China and other market factors influencing demand like port congestion and longer hauls the latter also due to piracy concerns.  We had covered 100% of our drybulk fleet for 2010 (either via time charter contracts or Freight Forward Agreement (“FFA”) contracts) and recently increased our drybulk fleet coverage to 60% for 2011 and to about 23% for 2012.

On the containership market, we have seen signs of the market bottoming out based on the increase of rates for larger vessels and the reduction of the laid-up fleet. The size classes we operate have benefited less from rate increases and our containerships continue to face significant challenges in securing profitable employment contracts; however, we believe that our ships will soon benefit from the improving market environment and we consider it probable to re-activate our two vessels currently laid-up before the end of the year.

Our Board maintained our quarterly dividend at $0.05 per share which represents a yield of about 5.4% on the basis of our stock price on May 7, 2010. ”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2010 reflect the lower level of the charter markets and the lower number of vessels we operated.  On an operating basis, we recorded a profitable quarter despite the still challenging market environment for our containerships. However, our results were negatively influenced by losses on interest rate and FFA derivative contracts.

Specifically, the derivative contracts we entered in 2008 and 2009 to partly hedge our exposure to the charter and interest rate markets have contributed negatively to our results for the quarter. The change of the value of our derivative contracts (both realized and unrealized) amounted to a loss of $3.9 million or $0.13 per share. Without the effect of the change in value of our derivatives contracts, unrealized losses from trading securities and the amortization of the fair value of the below market charters acquired we would have recorded earnings of $0.01 per share.

Total daily vessel operating expenses, including management fees and general and administration expenses, during the first quarter of 2010 reflect a decrease of about 12.2% on a per vessel per day basis compared to the first quarter of 2009. This reduction partly reflects that two of our vessels were laid-up during the first quarter of 2010 versus one during the first quarter of 2009 and, thus, incurred significantly lower daily costs but mainly reflects our continuous effort to control our costs while ensuring safe and efficient operations. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which, we believe, is one of our competitive advantages.

As of March 31, 2010, our outstanding debt is about $68.3 million versus restricted and unrestricted cash of about $49 million (not including cash held as margin as a result of marking-to-market our FFA contracts).  We were in compliance with all our loan covenants.”

First Quarter 2010 Results:

For the first quarter of 2010, the Company reported total net revenues of $13.8 million representing a 9.9% decrease over total net revenues of $15.3 million during the first quarter of 2009. The Company reported losses for the period of $3.0 million as compared to net income of $3.9 million for the first quarter of 2009. The results for the first quarter of 2010 include a $0.7 million unrealized gain on derivatives and trading securities as compared to $1.7 million unrealized gain on derivatives and trading securities for the same period of 2009; and, a $4.7 million realized loss on derivatives versus a $0.2 million realized gain in the same period of 2009.   Depreciation expenses for the first quarter of 2010 were $4.4 million compared to $4.5 million during the same period of 2009. On average, 15 vessels were owned and operated during the first quarter of 2010 earning an average time charter equivalent rate of $12,404 per day compared to 15.7 vessels in the same period of 2009 earning on average $12,684 per day.

Adjusted EBITDA for the first quarter of 2010 was $5.0 million, a 17.2% decrease from $6.0 million achieved during the first quarter of 2009. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted losses per share for the first quarter of 2010 was $0.10, calculated on 30,849,711 weighted average number of shares outstanding compared to basic and diluted earnings per share of $0.13 for the first quarter of 2009, calculated on 30,575,611 and 30,602,510 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized gain and realized losses on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the quarter ended March 31, 2010 would have been $0.01 per share basic and diluted, compared to the earnings, for the quarter ended March 31, 2009 of $0.06 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Drybulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til May-10 Then from Aug/Sep-10 ‘til Aug/Sep-12	$15,350 $23,500
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-12	$18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Drybulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ‘til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jun-10 (option ‘til Mar-11) (option ‘til Mar-12)	$4,000 $4,000 $7,500
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Jun-10	$4,250
YM PORT KELANG (ex-MASTRO NICOS, ex-YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-10 (option til Oct-11)	$4,000 CONTEX(***) less 10%
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-10)	$4,200
KUO HSIUNG	Feeder	18,154	1,169	1993	Monthly TC options ‘til Dec-10 (option ‘til Jun-11)	$3,850 ‘til Dec-10 $5,300 ‘til Jun-11
Total Container Carriers	9	243,994	15,779
Fleet Grand Total	15	598,370	16,729

Note: TC denotes time charter. All dates listed are the earliest redelivery dates under each TC. All extension option are at the option of the charterers.

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

(**) "Monica P" is employed in the Bulkhandling spot pool that is also managed by Klaveness.

(***) CONTEX is a charter market index for 1700 teu containership vessels

Summary Fleet Data:

	3 months, ended March 31, 2009	3 months, ended March 31, 2010
FLEET DATA
Average number of vessels (1)	15.70	15.00
Calendar days for fleet (2)	1413.0	1350.0
Scheduled off-hire days incl. laid-up (3)	106.0	209.7
Available days for fleet (4) = (2) - (3)	1307.0	1,140.3
Commercial off-hire days (5)	84.2	0.00
Operational off-hire days (6)	13.1	1.3
Voyage days for fleet (7) = (4) - (5) - (6)	1209.7	1,139.0
Fleet utilization (8) = (7) / (4)	92.6%	99.9%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	93.6%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.9%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,684	12,404
Vessel operating expenses excl. drydocking expenses (12)	5,259	4,472
General and administrative expenses (13)	773	824
Total vessel operating expenses excl. dd expenses (14)	6,032	5,296
Drydocking expenses (15)	0	729

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels excluding drydocking expenses. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Friday, May 14, 2010 at 8:30 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until May 21, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2010 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2009	2010
	(unaudited)	(unaudited)
Revenues
Voyage revenue	15,921,044	14,281,182
Commissions	(611,878)	(486,457)
Net revenues	15,309,166	13,794,725

Operating expenses
Voyage expenses	577,341	152,758
Vessel operating expenses	6,247,999	4,865,329
Drydocking expenses	-	984,043
Amortization and depreciation	4,501,150	4,392,046
Management fees	1,182,756	1,172,248
Other general and administrative expenses	1,092,133	1,112,866
Charter termination fees	(103,577)	-
Total operating expenses	13,497,802	12,679,290

Operating income	1,811,364	1,115,435

Other income/(expenses)
Interest and finance cost	(323,724)	(362,545)
Change in fair value of derivatives	2,063,884	(3,936,542)
Unrealized (loss) on trading securities	(104,575)	(26,610)
Foreign exchange gain	29,593	10,784
Interest income	468,730	207,824
Dividend income	-	-
Other income/(expenses), net	2,133,908	(4,107,089)

Net income / (loss)	3,945,272	(2,991,654)
Earnings / (loss) per share, basic	0.13	(0.10)
Weighted average number of shares, basic	30,575,611	30,849,711
Earnings / (loss) per share, diluted	0.13	(0.10)
Weighted average number of shares, diluted	30,602,510	30,849,711

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2009	March 31, 2010
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	40,984,549	39,267,838
Trade accounts receivable	1,650,713	2,428,566
Other receivables, net	239,656	277,725
Inventories	1,869,238	1,688,345
Restricted cash	1,191,230	801,332
Other deposits	12,376,119	10,470,179
Trading securities	436,598	409,988
Prepaid expenses	185,137	390,198
Total current assets	58,933,240	55,734,171

Fixed assets:
Vessels, net	257,270,824	252,878,778
Long-term assets:
Restricted cash	6,500,000	6,500,000
Deferred charges, net	327,694	302,107
Derivatives	386,536	67,154
Total long-term assets	264,485,054	259,748,039
Total assets	323,418,294	315,482,210

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	14,030,000	13,260,000
Trade accounts payable	1,843,182	3,243,224
Accrued expenses	1,060,326	1,699,575
Accrued dividends	46,750	58,500
Deferred revenue	1,247,782	1,603,647
Derivatives	10,799,132	9,573,070
Due to related company	1,416,380	261,972
Total current liabilities	30,443,552	29,699,988

Long-term liabilities:
Long term debt, net of current portion	57,485,000	55,005,000
Derivatives	611,852	796,049
Fair value of below market time charter acquired	3,424,627	2,898,023
Total long-term liabilities	61,521,479	58,699,072
Total liabilities	91,965,031	88,399,060

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,849,711 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	925,492	925,492
Additional paid-in capital	235,588,391	235,763,507
Accumulated deficit	(5,060,620)	(9,605,849)
Total shareholders' equity	231,453,263	227,083,150
Total liabilities and shareholders' equity	323,418,294	315,482,210

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income / (loss)	3,945,272	(2,991,654)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	4,501,150	4,392,046
Amortization of deferred charges	22,056	25,587
Amortization of fair value of time charters	(237,866)	(526,604)
Share-based compensation	269,076	175,117
Unrealized (gain)on derivatives	(1,849,543)	(722,483)
Unrealized loss on trading securities	104,575	26,610
Changes in operating assets and liabilities	(322,355)	2,351,049
Net cash provided by operating activities	6,432,365	2,729,668

Cash flows from investing activities:
Purchase of vessels including improvements	(34,667,188)	-
Change in restricted cash	985,617	389,898
Proceeds from sale of vessels	5,980,487	-
Net cash (used in) / provided by investing activities	(27,701,084)	389,898

Cash flows from financing activities:
Dividends paid	(3,057,561)	(1,541,826)
Loan arrangements fees paid	(60,000)	-
Offering expenses paid	-	(44,451)
Proceeds from long-term debt	10,000,000	-
Repayment of long-term debts	(3,200,000)	(3,250,000)
Net cash provided by (used in) financing activities	3,682,439	(4,836,277)

Net (decrease) in cash and cash equivalents	(17,586,280)	(1,716,711)
Cash and cash equivalents at beginning of period	73,851,191	40,984,549
Cash and cash equivalents at end of period	56,264,911	39,267,838

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
Net income / (loss)	3,945,272	(2,991,654)
Interest and finance costs, net (incl. interest income)	(145,006)	154,721
Depreciation and amortization	4,501,150	4,392,046
Unrealized & realized (gain) / loss on derivatives	(2,063,884)	3,936,542
Amortization of deferred revenue from below market time charter acquired	(975,639)	(526,604)
Amortization of deferred revenue from above market time charter acquired	737,773	-
Adjusted EBITDA	5,999,666	4,965,051

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
Net cash flow provided by operating activities	6,432,365	2,729,668
Changes in operating assets / liabilities	322,355	(2,351,049)
(Gain) / loss on derivatives (realized)	(214,340)	4,659,025
Loss on trading securities, net	(104,575)	(26,610)
Share-based compensation	(269,076)	(175,117)
Interest, net	(167,063)	129,134
Adjusted EBITDA	5,999,666	4,965,051

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / loss before interest, income taxes, depreciation, amortization, gain / loss on derivatives and amortization of deferred revenue from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from Gain/Loss on derivatives, Unrealized Loss on trading securities and Amortization of the

Fair Value of Charters Acquired to Net Income / (Loss)

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
Net income / (loss)	3,945,272	(2,991,654)
Unrealized gain on derivatives	(1,849,544)	(722,483)
Unrealized loss on trading securities	104,575	26,610
Realized (gain) / loss on derivatives	(214,340)	4,659,025
Amortization of deferred revenue of below market time charter acquired	(975,639)	(526,604)
Amortization of deferred revenue of above market time charter acquired	737,773	-
Net Income excluding gain/loss on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired	1,748,097	444,894
Net Income per share excluding gain/loss on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired, basic & diluted	0.06	0.01
Weighted average number of shares, basic / diluted	30,575,611 / 30,602,510	30,849,711 / 30,849,711

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,779 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 13, 2010

 By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President